Exhibit 99.18

OSISKO GOLD ROYALTIES LTD

Unaudited Condensed Interim
Consolidated Financial Statements

For the three months
ended
March 31, 2015

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
	Notes	2015	2014
		$	$
Assets

Current assets

Cash and cash equivalents	6	348,389	175,171
Short-term investments	7	8,736	-
Accounts receivable	8	7,165	562
Other assets		532	315
		364,822	176,048

Non-current assets

Investments in associates	9	15,044	14,052
Other investments	10	76,228	65,692
Royalty interests		412,827	1,591
Property and equipment		789	125
Exploration and evaluation		89,743	823
Goodwill		111,204	-
Deferred income taxes		9,715	11,634
		1,080,372	269,965

Liabilities

Current liabilities

Accounts payable and accrued liabilities	11	7,330	2,987
Dividends payable	13	2,782	1,551
Provisions and other liabilities	12	659	375
		10,771	4,913

Non-current liabilities

Provisions and other liabilities	12	7,602	386
Deferred income taxes		119,287	1,440
		137,660	6,739

Equity attributable to Osisko Gold Royalties Ltd shareholders

Share capital	13	733,677	69,716
Warrants	13	17,809	-
Contributed surplus		12,583	681
Accumulated other comprehensive income (loss)		(17,718)	5,549
Retained earnings		194,771	187,280
		941,122	263,226
Non-controlling interests		1,590	-
		942,712	263,226
		1,080,372	269,965

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2015	2014
	Notes	$	$

Revenues		10,632	-

Expenses

General and administrative		(3,905)	(271)
Business development		(3,685)	-
Exploration and evaluation		(507)	(1,904)
Write-off of exploration and evaluation assets		-	(1,816)
Costs recoveries from associates		111	-

Operating income (loss)		2,646	(3,991)

Interest income		1,058	570
Dividend income		1,166	-
Finance costs		(123)	-
Foreign exchange gain		1,697	5
Share of loss of associates		(336)	(306)
Other net gains		5,587	237

Earnings (loss) before income taxes		11,695	(3,485)

Income tax expense		(1,452)	(11)

Net earnings (loss) from continuing operations		10,243	(3,496)

Net earnings from discontinued operations		-	27,737

Net earnings		10,243	24,241

Net earnings (loss) attributable to:

Osisko Gold Royalties Ltd’s shareholders		10,273	24,241
Non-controlling interests		(30)	-

Net earnings (loss) per share from continuing operations	16

Basic		0.15	(0.08)
Diluted		0.14	(0.08)

Net earnings per share	16

Basic		0.15	0.55
Diluted		0.14	0.55

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2015	2014
	$	$

Net earnings	10,243	24,241
Other comprehensive income (loss)
Changes in fair value of available-for-sale financial assets
Unrealized gain (loss)	(18,127)	649
Income tax effect	308	-
Disposal of available-for-sale financial assets
Reclassification to the statement of income (loss) of the realized gain	(6,153)	-
Income tax effect	828	-
Share of other comprehensive loss of associates	(123)	-
Other comprehensive income (loss)	(23,267)	649
Comprehensive income (loss)	(13,024)	24,890

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	(12,994)	24,890
Non-controlling interests	(30)	-

Other comprehensive income (loss) is composed solely of items that may be reclassified subsequently to net earnings or loss.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	2015	2014
		$	$

Operating activities
Net earnings (loss) from continuing operations		10,243	(3,496)
Adjustments for:
Share-based compensation		545	-
Write-off of exploration and evaluation assets		-	1,816
Accretion on note receivable		(355)	-
Share of loss of associates		336	306
Net gain on available-for-sale financial assets		(5,583)	(239)
Net loss (gain) on financial assets at fair value through profit and loss		(3)	2
Deferred income tax expense		1,452	11
Provisions and other liabilities		635	-
Other		(1,634)	-
		5,636	(1,600)
Changes in non-cash working capital items	17	(4,141)	(353)
Net cash flows provided by (used in) operating activities from continuing operations		1,495	(1,953)
Net cash flows provided by operating activities from discontinued operations		-	94,390
Net cash flows provided by operating activities		1,495	92,437

Investing activities
Cash acquired – acquisition of Virginia	5	34,900	-
Net decrease in short-term investments		25,908	-
Proceeds on disposal of investments		-	50
Acquisition of investments		(78,597)	-
Property and equipment		(91)	-
Exploration and evaluation		(1,506)	(662)
Net cash flows used in investing activities from continuing operations		(19,386)	(612)
Net cash flows used in investing activities from discontinued operations		-	(32,033)
Net cash flows used in investing activities		(19,386)	(32,645)

Financing activities
Issuance of common shares		1,187	2,931
Issuance of special warrants	13	200,020	-
Issue expenses		(10,239)	-
Dividends paid		(1,551)	-
Net cash flows provided by financing activities from continuing operations		189,417	2,931
Net cash flows used in financing activities from discontinued operations		-	(15,100)
Net cash flows provided by (used in) financing activities		189,417	(12,169)
Increase in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		171,526	47,623
Effects of exchange rate changes on cash and cash equivalents		1,692	-
Increase in cash and cash equivalents		173,218	47,623
Cash and cash equivalents – beginning of period		175,171	161,405
Cash and cash equivalents – end of period		348,389	209,028

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

				Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common		Special		component of	other	Retained		Non-
		shares	Share	warrants /	Contributed	convertible	comprehensive	earnings		controlling
	Notes	outstanding	capital	warrants	surplus	debentures	income (loss)(i)	(deficit)	Total	interest	Total
			($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance - January 1, 2015		51,691,439	69,716	-	681	-	5,549	187,280	263,226	-	263,226

Net earnings for the period		-	-	-	-	-	-	10,273	10,273	(30)	10,243
Other comprehensive loss, net of taxes		-	-	-	-	-	(23,267)	-	(23,267)	-	(23,267)
Comprehensive loss for the period		-	-	-	-	-	(23,267)	10,273	(12,994)	(30)	(13,024)
Acquisition of Virginia Mines Inc.	5	29,964,240	488,717	-	-	-	-	-	488,717	1,620	490,337
Special warrants issuance	13	-	-	200,020	-	-	-	-	200,020	-	200,020
Special warrants exercised	13	10,960,000	181,235	(181,235)	-	-	-	-	-	-	-
Dividends declared	13	-	-	-	-	-	-	(2,782)	(2,782)	-	(2,782)
Share options:
Share-based compensation		-	-	-	545	-	-	-	545	-	545
Replacement share options:
Acquisition of Virginia Mines Inc.	5	-	-	-	13,842	-	-	-	13,842	-	13,842
Fair value of options exercised		-	2,485	-	(2,485)	-	-	-	-	-	-
Proceeds from exercise of options		227,894	1,187	-	-	-	-	-	1,187	-	1,187
Issue costs		-	(9,663)	(976)	-	-	-	-	(10,639)	-	(10,639)

Balance – March 31, 2015		92,843,573	733,677	17,809	12,583	-	(17,718)	194,771	941,122	1,590	942,712

Balance - January 1, 2014		43,922,470	2,060,810	20,575	75,626	8,005	16	(433,964)	1,731,068	-	1,731,068

Net earnings for the period		-	-	-	-	-	-	24,241	24,241	-	24,241
Other comprehensive income, net of taxes		-	-	-	-	-	649	-	649	-	649
Comprehensive income for the period		-	-	-	-	-	649	24,241	24,890	-	24,890
Share options:
Share-based compensation		-	-	-	1,991	-	-	-	1,991	-	1,991
Fair value of options exercised		-	752		(752)	-	-	-	-	-	-
Proceeds from exercise of options		37,736	2,322	-	-	-	-	-	2,322	-	2,322
Employee share purchase plan		21,122	973	-	-	-	-	-	973	-	973

Balance – March 31, 2014		43,981,328	2,064,857	20,575	76,865	8,005	665	(409,723)	1,761,244	-	1,761,244

(i)	Accumulated other comprehensive income (loss) relates solely to available-for-sale investments.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter royalty (“NSR”) on the Canadian Malartic mine in the Abitibi Gold Belt, immediately south of the Town of Malartic in the Province of Québec, a sliding scale 2.0% - 3.5% NSR on the Éléonore mine (acquired through the acquisition of Virginia Mines Inc. (Note 5)), located in the James Bay area in the Province of Québec as well as a 2% NSR on other exploration and evaluation properties mainly on the Upper Beaver, Kirkland Lake and Hammond Reef properties located in the Province of Ontario. Osisko also has an exclusive option to acquire a 3% sliding-scale NSR royalty on all metals produced from the White Pine North project in Michigan, U.S.A. and an exclusive option to purchase a 100% silver NSR royalty on all future silver production from Highland Copper Company Inc.'s White Pine North and Copperwood Projects in Michigan, U.S.A. In addition, the Company owns directly or indirectly exploration projects on three main prolific gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area and the Guerrero Gold Belt in Mexico.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the

International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the new accounting policies presented in Note 3. The Board of Directors approved the interim condensed consolidated financial statements on May 14, 2015.

3.	New accounting policies

The following new accounting policies were applied for the three months ended March 31, 2015 following the acquisition of Virginia Mines Inc. (“Virginia”).

(a)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting policies (continued)

(a)	Business combinations (continued)

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income (loss) and other comprehensive income (loss). If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income (loss) and comprehensive income (loss). Acquisition costs are expensed as incurred.

(b)	Non-controlling interests

Non-controlling interests represent an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company’s ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.

(c)	Royalty interests

Royalty interests consist of acquired royalties and royalty option interests in producing, and exploration and evaluation stage properties. Royalty interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company’s interests are producing, and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company or are in development and are expected to generate revenues in the next two years. Exploration and evaluation assets represent early stage exploration properties that are speculative and are expected to require more than two years to generate revenue, if ever, or are currently not active.

Producing royalty interests are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Producing royalty interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the properties and may include a portion of resources expected to be converted into reserves. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable reserves and resources from the operators of the producing royalty interests.

On acquisition of a producing royalty interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources. Acquisition costs of exploration and evaluation royalty interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Producing royalty interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (‘‘CGU’’) which, in accordance with IAS 36, Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty level for each property from which cash inflows are generated.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting policies (continued)

(d)	Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

(e)	Financial instruments

Put and call options over non-controlling interests

In connection with a business combination, the Company sometimes assumes or purchases a call option or writes a put over a non-controlling interest. The terms of a put and/or a call is analysed to assess whether it gives the controlling interest in substance, the risks and rewards associated with ownership of the shares covered by the instruments. A put and call with a fair value exercise price is less likely to convey the risks and rewards of ownership to the controlling interest (i.e. the non-controlling shareholders still have present access to the associated benefits). In such cases, the Company uses the present access method in which the non-controlling interest continues to be recognised as the non-controlling interest and still has present access to the economic benefits associated with the underlying ownership interests. The financial liability is initially recognised against the parent’s equity. The transaction is not treated as an anticipated acquisition.

The Company has classified its new financial instruments as follows:

Category	Financial instrument

Available-for-sale financial assets	Bonds

Financial liabilities at amortized cost	Liability related to share exchange rights

(f)	Refundable tax credits for mining exploration expenses

The Company is entitled to a refundable tax credit on qualified mining exploration and evaluation expenses incurred in the province of Québec. The credit is accounted for against the exploration and evaluation expenses incurred.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements for the year ended December 31, 2014, except for the new critical accounting estimates, assumptions and judgements described below and applied as a result of the acquisition of Virginia.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

New critical accounting estimates and assumptions

Impairment of goodwill

The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, foreign exchange rates, discount rates and exploration potential.

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU. Accordingly, it is possible that some or the entire carrying amount of the goodwill may be further impaired with the impact recognized in the consolidated statements of income (loss).

Reserves and resources

Royalty interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. These estimates are applied in determining the depletion of the Company’s royalty interests and assessing the recoverability of the carrying value of royalty interests. For royalty interests, the public disclosures of reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and depreciation and the assessed recoverability of the carrying value of royalty interests.

Impairment of royalty interests

The assessment of the fair values of royalty interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty interests could impact the impairment analysis.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Critical accounting estimates and judgements (continued)

New critical judgements in applying the Company’s accounting policies

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. The assumptions and estimates with respect to determining the fair value of royalty interests generally requires a high degree of judgment. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Impairment of royalty interests, evaluation and exploration assets and goodwill

Assessment of impairment of royalty interests, exploration and evaluation assets and goodwill requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty interests, exploration and evaluation assets and goodwill. Changes in the judgements used in determining the fair value of the royalty interests, exploration and evaluation assets and goodwill could impact the impairment analysis.

Liability related to share exchange rights

The put option is classified as a financial liability using the present access method. Under this method, non-controlling interests continue to be recognized because the non-controlling shareholders still have present access to the economic benefits and risks associated with the underlying ownership interests. The non-controlling shareholder may have substantially retained the risks and rewards associated with the continued ownership until such time that the contract is settled. Judgement is required when assessing the factors to consider resulting in benefits and losses being borne by the non-controlling shareholders.

5.	Acquisition of Virginia Mines Inc.

On November 17, 2014, Osisko and Virginia Mines Inc., a mining exploration company active in Northern Québec and holding a 2.0% to 3.5% royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc., announced that they had entered into a definitive agreement to combine the two companies. The combination of Osisko and Virginia diversifies the portfolio of assets in low geopolitical risk locations and improves the financial position of the combined company. Under the terms of the transaction, which was structured as a plan of arrangement, each Virginia share was exchanged for 0.92 Osisko shares.

The transaction was closed on February 17, 2015 (acquisition date) and Osisko acquired all of the outstanding common shares of Virginia and issued a total of 29,964,240 common shares to Virginia shareholders. Prior to the closing of the transaction, Osisko held 3,562,616 common shares which generated a gain of $7,929,000 at the closing date, which was reclassified from other comprehensive income (loss) to other net gains on the statement of income (loss). In addition, Osisko issued 1,695,770 share options as replacement options of Virginia using the same exchange rate of 0.92 than for the shares. The Virginia share options were all vested prior to the transaction as they were all vesting at the grant date. The following weighted average assumptions were used with the Black-Scholes option pricing model to calculate the fair value of the Virginia replacement share options: dividend of 1%; volatility of 37%; risk-free interest rate of 0.4% and expected life between 1.1 and 3.0 years. Transaction costs related to the acquisition were expensed under business development expenses and amount respectively to $1,469,000 and $2,243,000 in 2014 and 2015. The total consideration paid, including the initial investment held by Osisko, the shares issued to Virginia shareholders and the fair value of the replacement options issued amount to approximately $556.0 million.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Virginia meets the definition of a business combination as Virginia generates revenues and has processes. Consequently, the transaction has been recorded as a business combination.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Acquisition of Virginia Mines Inc. (continued)

As of the reporting date, the Company has not completed the purchase price allocation over the identifiable net assets and the resulting goodwill of Virginia. Information to confirm fair value of certain assets, mainly the royalty interests and exploration and evaluation assets, are still to be obtained or confirmed. The allocation is expected to be completed by December 31, 2015.

The goodwill is the result of the creation of a diversified portfolio of two significant producing royalties that increase the sources of revenues and reduce the operational risks and cost of capital of the combined company. In addition, the acquisition of exploration and evaluation projects lead by an experienced team diversifies the risks and increases the royalty opportunities.

The table below presents the purchase price allocation based on the best available information to the Company to date:

Consideration paid	$

Issuance of 29,964,240 common shares on closing	488,717
Shares held in Virginia prior to the acquisition	53,475
Fair value of 1,695,770 Virginia replacement share options issued	13,842
556,034

Net assets acquired	$

Cash and cash equivalents	34,900
Short-term investments	35,179
Other current assets	4,897
Other investments	2,589
Royalty interests	411,236
Property and equipment	587
Exploration and evaluation	87,365
Current liabilities	(3,986)
Liability for share exchange rights(1)	(6,867)
Deferred income tax liability	(119,450)
Non-controlling interests(1)	(1,620)
444,830

Goodwill(2)	111,204

(1)

The fair value of the non-controlling interests in Mines Coulon Inc. (“Mines Coulon”) was recognized in the form of a financial liability for the share exchange rights at its estimated fair value and the residual amount has been recorded as non-controlling interests.

(2)	The goodwill recognized on the acquisition of Virginia will not be tax deductible.

Since the acquisition date, the revenues and net loss of the acquiree included in the statement of income (loss) amount respectively to nil and $972,000. If the acquisition had been completed as of January 1, 2015, the consolidated revenues would have not changed and the net earnings would have been approximately $10,052,000 for the three months ended March 31, 2015. Although the Éléonore mine has produced gold and silver since the acquisition date, the NSR payments have been applied against the advance payment that had been received by Virginia prior to its acquisition by Osisko. As such, the depletion of the depreciable royalty interests will start when NSR payments will be received by Osisko.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Cash and cash equivalents

	March 31,	December 31,
	2015	2014
	$	$
Cash	306,248	175,171
Cash equivalents	42,141	-
	348,389	175,171

Cash equivalents are comprised of a banker’s acceptance of $39,974,000 bearing an interest rate of 0.85% and having a maturity date in April 2015 and municipal and para-governmental bonds in the amount of $2,167,000 bearing interest at rates ranging from 1.40% to 1.55% and having maturity dates in April and May 2015. The bonds were acquired through the acquisition of Virginia (Note 5).

7.	Short-term investments

As at March 31, 2015, short-term investments are comprised of bonds valued at $8,304,000 and issued by Canadian municipalities, para-governmental entities, financial institutions and public companies having interest rates ranging from 1.32% to 4.35% and maturity dates ranging from May 2015 to January 2016, and guaranteed investment certificates for $432,000 issued by Canadian financial institutions having interest rates ranging from 1.50% to 1.85% and maturity dates ranging from June 2015 and January 2016. Short-term investments were acquired through the acquisition of Virginia (Note 5).

8.	Accounts receivable

	March 31,	December 31,
	2015	2014
	$	$

Refundable tax credits	4,420	-
Sales taxes	1,072	295
Interest and dividend income receivable	1,383	133
Advances to suppliers and other receivables	290	134
	7,165	562

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Investments in associates

	Three months ended	Year ended
	March 31,	December 31,
	2015	2014
	$	$

Balance – Beginning of period	14,052	3,557
Acquisitions	-	5,138
Transfer from available-for-sale investments	1,451	7,488
Share of loss and comprehensive loss of associates	(459)	(854)
Impairment charge	-	(1,277)
Balance – End of period	15,044	14,052

10.	Other investments

	Three months ended	Year ended
	March 31,	December 31,
	2015	2014
	$	$
Available-for-sale (marketable securities)
Balance – Beginning of period	57,004	8,996
Acquisitions	80,674	47,003
Acquisition of Virginia (Note 5)	2,048	-
Deemed disposal of investments – acquisition of Virginia (Note 5)	(53,475)	(66)
Change in fair value	(18,159)	8,559
Transfer to investments in associates	(1,451)	(7,488)
Balance – End of period	66,641	57,004

Financial assets at fair value through profit and loss (warrants)
Balance - Beginning of period	70	2
Acquisition of Virginia (Note 5)	341	304
Change in fair value	3	(236)
Balance – End of period	414	70

Loans and receivables (note receivable and guaranteed investment certificates)
Balance - Beginning of period	8,618	-
Acquisition of Virginia (Note 5)	200	8,559
Accretion	355	59
Balance – End of period	9,173	8,618

Total	76,228	65,692

The investments comprise common shares, warrants and a note receivable, almost exclusively from Canadian publicly traded companies, and guaranteed investment certificates issued by Canadian financial institutions.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Accounts payable and accrued liabilities

	March 31,	December 31,
	2015	2014
	$	$

Trade payables	1,666	721
Other payables	1,377	1,205
Accrued liabilities	4,287	1,061
	7,330	2,987

12.	Provisions and other liabilities

	Three months ended March 31, 2015				Year ended December 31, 2014

	Share			Environ.		Deferred
	exchange	DSU and		restoration	DSU and	premium
	rights(i)	RSU(ii)	Total	obligations	RSU(ii)	on FTS(iii)	Total
	($)	($)	($)	($)	($)	($)	($)

Balance – Beginning of period	-	761	761	16,112	6,629	2,671	25,412
Acquisition of Virginia (Note 5)	6,867	-	6,867	-	-	-	-
Accretion expense	27	-	27	530	-	-	530
New liabilities	-	459	459	6,444	16,641	-	23,085
Revision of estimates	-	147	147	209	5,324	-	5,533
Liabilities settlement	-	-	-	(351)	(27,833)	-	(28,184)
Recognition of deferred premium on FTS(iii)	-	-	-	-	-	(2,671)	(2,671)
Deemed disposal (Note 19)	-	-	-	(22,944)	-	-	(22,944)
Balance – End of period	6,894	1,367	8,261	-	761	-	761

Current portion	-	659	659	-	375	-	375
Non-current portion	6,894	708	7,602	-	386	-	386
	6,894	1,367	8,261	-	761	-	761

(i)

The liability related to share exchange rights represents a put option held by the non-controlling shareholders in Mines Coulon, a subsidiary of the Company that was acquired in the Virginia acquisition. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders have the option to convert their shares of Mines Coulon for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income (loss).

(ii)	Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”).

(iii)	Flow-through shares (“FTS”).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Share capital and warrants

Private placement of $200 million

On January 21, 2015, Osisko announced that it had entered into an agreement with a syndicate of underwriters who had agreed to buy, on a bought deal private placement basis, 10,960,000 special warrants of the Company (“Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000. Each Special Warrant entitled the holder to acquire, for no additional consideration, one unit (“Unit”) of Osisko, with each Unit comprised of one common share (“Common Share”) of Osisko and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each Warrant will entitle the holder thereof to purchase one Common Share of Osisko at a price of $36.50, for a period of 84 months following the closing date.

The offering was closed on February 18, 2015 and Osisko issued 10,960,000 Special Warrants for gross proceeds of $200,020,000. On March 5, 2015, the Special Warrants were converted into 10,960,000 common shares of the Company and 5,480,000 Warrants having a maturity date of March 5, 2022. The fair value of the Warrants was evaluated at $18,785,000 using the Black-Scholes option pricing model and the following assumptions: dividend per share of 1%; expected life of 7 years, expected volatility of 43% and risk free interest rate of 1.01% . The fair value of the Common Shares was evaluated at $181,235,000, which is the difference between the gross proceeds of the Special Warrants and the fair value of the Warrants. Transaction costs amounted to $10,399,000 and were allocated to the Common Shares and Warrants based on their prorata value. As a result, transaction costs of $976,000 were allocated to the Warrants and $9,423,000 to the Common Shares.

Dividends

 On February 19, 2015, the Board of Directors declared a quarterly dividend of $0.03 per common share payable on April 15, 2015 to shareholders of record as of the close of business on March 31, 2015. The 1.2 million common shares held in escrow are not eligible to the dividend.

14.	Share options

The following table summarizes information about the movement of Osisko’s share options:

	From January 1, 2015			From June 16, 2014
	to March 31, 2015			to December 31, 2014
			Weighted			Weighted
	Number of		average	Number of		average
	options		exercise price	options		exercise price
		$			$

Balance – Beginning of period	901,400		14.89	-		-
Granted	-		-	901,400		14.89
Issued – Virginia replacement share options (Note 5)	1,695,770		8.74	-		-
Exercised – Virginia replacement share options	(227,894)		5.21	-		-
Balance – End of period	2,369,276		11.42	901,400		14.89
Options exercisable – End of period	1,467,876		9.28	-		-

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Share options (continued)

The following table summarizes the Company’s share options outstanding as at March 31, 2015:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

3.49 – 4.65	167,741	4.16	2.21	167,741	4.16
5.89 – 8.35	443,954	7.23	4.13	443,954	7.23
9.79 – 13.93	856,181	11.35	7.90	856,181	11.35
13.95 – 14.90	901,400	14.89	4.44	-	-
	2,369,276	11.42	5.47	1,467,876	9.28

15.	Key management

Key management includes directors (executive and non-executive) and senior executives. The compensation paid or payable to key management for employee services is presented below:

	2015	2014
	$	$
Salaries and short-term employee benefits	948	75
Share-based compensation	1,030	-
	1,978	75

Compensation included in discontinued operations	-	6,032

Each key management employee is subject to an employment agreement which provides for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and options.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Net earnings (loss) per share

	2015	2014
	$	$
Net earnings (loss) from continuing operations attributable to shareholders of Osisko Gold Royalties Ltd	10,273	(3,496)

Net earnings attributable to shareholders of Osisko Gold Royalties Ltd	10,273	24,241

Basic weighted average number of common shares outstanding (in thousands)(i)	69,330	43,955
Dilutive effect of share options	1,162	-
Dilutive effect of warrants	-	-
Dilutive effect of shares held in escrow	1,200	-
Diluted weighted average number of common shares	71,692	43,955

Net earnings (loss) from continuing operations per share
Basic	0.15	(0.08)
Diluted(ii)	0.14	(0.08)

Net earnings per share
Basic	0.15	0.55
Diluted(ii)	0.14	0.55

(i)	After the effect of share consolidation where for each common share of Osisko Mining Corporation held, shareholders received one tenth of a common share of the Company on June 16, 2014 (Note 19).

(ii)

As a result of the net loss from continuing operations for the three months ended March 31, 2014, all potentially dilutive common shares are deemed to be antidilutive and thus diluted earnings (loss) per share is equal to the basic earnings (loss) per share.

17.	Cash flow information

	2015	2014
	($)	($)
Changes in non-cash working capital items
Increase in accounts receivable	(1,893)	-
Increase in other current assets	(58)	(323)
Decrease in accounts payable and accrued liabilities	(2,190)	(30)
	(4,141)	(353)

As at March 31, 2015, accounts payable and accrued liabilities related to share issue expenses amount to $594,000 ($194,000 as at December 31, 2014) and other investments payable amount to $2,077,000 (nil as at December 31, 2014).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

				March 31, 2015
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Equity securities (warrants)
Publicly traded gold mining exploration companies	-	-	414	414
Available-for-sale financial assets(i)
Equity securities (shares)
Publicly traded royalty companies	62,611	-	-	62,611
Publicly traded gold mining exploration companies Bonds	4,030	-	-	4,030
Municipal and para-governmental	-	10,269	-	10,269
Canadian financial institutions	-	202	-	202

	66,641	10,471	414	77,526

			December 31, 2014
	Level 1	Level 2	Level 3	Total
	$	$	$	$

Recurring measurements

Financial assets at fair value through profit or loss(i)
Equity securities (warrants)
Publicly traded gold mining exploration companies	-	-	70	70

Available-for-sale financial assets(i)
Equity securities (shares)
Publicly traded gold mining exploration companies	57,004	-	-	57,004

	57,004	-	70	57,074

(i)	On the basis of its analysis of the nature, characteristics and risks of the investments, the Company has determined that presenting them by type of investment and industry is appropriate.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Fair value of financial instruments (continued)

The Company has no financial liabilities measured at fair value on a recurring basis in the consolidated balance sheets as at March 31, 2015 and December 31, 2014.

During the three months ended March 31, 2015 and 2014, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the three months ended March 31, 2015 and 2014:

	2015	2014
	$	$

Balance - January 1	70	2
Acquisition of Virginia (Note 5)	341	-
Change in fair value - investments held at the end of the period(i)	3	(2)
Balance – March 31	414	-

(i)	Recognized in the consolidated statement of income (loss) under other gains or losses.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents (excluding bonds), advances to suppliers and other receivables, a note receivable, guaranteed investment certificates, accounts payable and accrued liabilities, and the liability related to share exchange rights. The fair values of cash and cash equivalents, advances to suppliers and other receivables, guaranteed investment certificates and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the note receivable and the liability related to share exchange rights is measured at the balance sheet date, based on relevant market information like actual interest rates and interest risk spread and other information about the financial instruments. There were no significant changes in economic and risks parameters since December 31, 2014 for those financial instruments.

19.	Discontinued operations

For financial reporting purposes, the Company is considered to be a continuation of Osisko Mining Corporation. Accordingly, all references to Osisko or the Company for events that occurred prior to June 16, 2014 relate to Osisko Mining Corporation. The Company was formed following the agreement between Osisko Mining Corporation, Yamana Gold Inc. ("Yamana") and Agnico Eagle Mines Limited ("Agnico Eagle"), pursuant to which Yamana and Agnico Eagle acquired, by way of a statutory plan of arrangement, on June 16, 2014, all of the outstanding common shares of Osisko Mining Corporation in exchange for (i) $2.09 in cash, (ii) 0.26471 of a Yamana common share, (iii) 0.07264 of an Agnico Eagle common share and (iv) a common share of Osisko Gold Royalties Ltd (immediately thereafter consolidated on a 10 to 1 basis). The share consolidation was applied retroactively to all share-related information, except when otherwise mentioned.

The following were transferred by Osisko Mining Corporation to the Company on June 16, 2014:

(i)	a 5% NSR on the Canadian Malartic mine
(ii)	a 2% NSR on Osisko Mining Corporation’s Canadian exploration properties including Upper Beaver, Kirkland Lake and Hammond Reef
(iii)	$157.0 million in cash
(iv)	all assets and liabilities of Guerrero camp in Mexico and
(v)	publicly traded equity investments in associates and other publicly traded companies.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Discontinued operations (continued)

The results of the Canadian mining, exploration and evaluation operations of Osisko Mining Corporation that are deemed to have been disposed of as at June 16, 2014 have been reclassified as discontinued operations as follows:

	2015	2014
	$	$
Results of discontinued operations:
Revenues	-	212,131
Expenses	-	(161,196)
Net earnings before income and mining taxes	-	50,935
Income and mining tax expense	-	(23,198)

Net earnings from discontinued operations	-	27,737

Net earnings per share from discontinued operations, basic and diluted	-	0.63

As the Company reports net loss from continuing operations for the three months ended March 31, 2014, all potentially dilutive ordinary shares are deemed to be antidilutive and thus diluted earnings per share from discontinued operations is equal to the basic earnings per share from discontinued operations amount.

20.	Commitments

As at March 31, 2015, the Company is committed to spend $5,119,000 by December 31, 2015 on eligible exploration and evaluation expenses under a Virginia’s flow-through share underwriting agreement dated March 7, 2014.

21.	Subsequent event

Dividends

On May 14, 2015, the Board of Directors declared a quarterly dividend of $0.03 per common share payable on July 15, 2015 to shareholders of record as of the close of business on June 30, 2015. The 1.2 million common shares held in escrow are not eligible to the dividend.